Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169132

APRICUS BIOSCIENCES, INC.

SUPPLEMENT NO. 3  TO
PROSPECTUS DATED SEPTEMBER 28, 2010

This supplement, dated January 11, 2010, supplements certain information contained in our prospectus, dated September 28, 2010, registering units, comprised of three shares of common stock and a warrant to purchase one additional share of common stock, and the common stock underlying the warrant.  This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

*           *           *

On January 3, 2011, NexMed (U.S.A.), Inc. and NexMed Holdings, Inc. (together, “NexMed”), wholly owned subsidiaries of Apricus Biosciences, Inc. (“Apricus” and, together with NexMed, the “Company”), entered into a license agreement (the “License Agreement”) with Elis Pharmaceuticals Ltd. (“Elis”), granting Elis the exclusive rights to commercialize Vitaros®, the Company’s erectile dysfunction treatment, in the United Arab Emirates, Oman, Bahrain, Qatar, Saudi Arabia, Kuwait, Lebanon, Syria, Jordan, Iraq and Yemen (the “Territory”).

Vitaros is approved for commercialization in Canada, and the application for approval to market Vitaros in the Territory is expected to be filed in the first half of 2011.  Under the License Agreement, Elis will have responsibility for filing for regulatory approval of Vitaros in the Territory.  Upon obtaining regulatory approval in a given country within the Territory, Elis will be required to commercially launch Vitaros in that country within three months, and thereafter to undertake certain efforts to successfully commercialize the product.

Under the License Agreement, the Company is entitled to receive upfront license fees and milestone payments of up to $2.1 million over the term of the License Agreement.  The future milestones are tied to regulatory approval and the achievement of certain levels of aggregate net sales of Vitaros.  Additionally, the Company is entitled to receive escalating tiered double-digit royalties on Elis’s sales of Vitaros in the Territory.

Forward-Looking Statement Safe Harbor

With the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risks and uncertainties that may individually or mutually impact the matters herein described for a variety of reasons that are outside the control of the Company, including, but not limited to, timing for seeking foreign approvals for Vitaros, timing and success of the commercial launch of Vitaros in the Territory and ability to execute additional commercialization agreements. Readers are cautioned not to place undue reliance on these forward-looking statements as actual results could differ materially from the forward-looking statements contained herein. Readers are urged to read the risk factors set forth in the prospectus and in the Company's most recent annual report on Form 10-K and subsequent quarterly reports filed on Form 10-Q. Copies of these reports are available from the SEC's website or without charge from the Company.